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                                                               EXHIBIT (a)(5)(F)

                              FOR IMMEDIATE RELEASE

FOR IMMEDIATE RELEASE;                                CONTACT:
TUESDAY, AUGUST 27, 2002                              MACKENZIE PARTNERS, INC.
                                                      LEX FLESHER (212) 929-5500

                 VICTORINOX AG COMPLETES SWISS ARMY TENDER OFFER

         IBACH, SWITZERLAND - August 27, 2002 - Victorinox AG ("Victorinox") announced today that its wholly owned subsidiary, SABI Acquisition Corp., has completed its cash tender offer for all of the outstanding shares of common stock of Swiss Army Brands, Inc. ("Swiss Army") (NASDAQ: SABI) not already owned by Victorinox and its affiliates.

         The tender offer expired at 12:00 midnight, New York City time, on Monday, August 26, 2002. Based on a preliminary count, 2,564,415 shares of Swiss Army common stock had been tendered and not withdrawn. The tendered shares, together with the shares currently held by Victorinox and its affiliates, constitute approximately 98.8% of the outstanding common stock.

         In the second step of the transaction, Victorinox will merge SABI Acquisition Corp. with and into Swiss Army. As a result, each share of Swiss Army common stock not previously purchased in the tender offer (other than shares owned by SABI Acquisition Corp. and its affiliates, and shares held by stockholders who seek appraisal right under Delaware law) will be converted into the right to receive $9.00 per share, without any interest. The merger is not subject to the approval of the holders of the remaining shares of Swiss Army and will be completed within the next few days. Stockholders who did not tender their shares pursuant to the tender offer will receive thereafter information from the company regarding the surrender of their certificates for payment.

         For further information, please contact MacKenzie Partners, Inc., the information agent, for the tender offer, at (800) 322-2885.